Form 45-102F2
Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

          Medicure Inc. (“Medicure”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on June 26, 2003 of 8,997,632 common shares (“Common Shares”) in the capital of Medicure issued at $0.85 per share, and 629,834 compensation options (“Compensation Options”) (each Compensation Option is exercisable, until the second anniversary from the date of closing of the offering, for one Common Share at $1.00 per share), Medicure was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution dates.

DATED this 4th day of July, 2003.

MEDICURE INC.

By:	“Dr. Albert Friesen”

Dr. Albert Friesen
Chief Executive Officer

Instructions:

1.
If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.
If the issuer has completed 2, above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.